

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

Re: Golden Arrow Merger Corp.
Amendment No. 2 to Registration Statement on Form S-4
Exhibit Nos. 10.26, 10.26(a) and 10.26(b)
Filed May 13, 2024
File No. 333-276849

Dear Timothy Babich:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance